                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a) (1)

                                 Maritrans Inc.
                                 --------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    570363101
                                    ---------
                                 (CUSIP Number)

                                  April 3, 2000
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

                               Steven A. Van Dyck
                                 Maritrans Inc.
                                Two Harbour Place
                              302 Knights Run Ave.
                                   Suite 1200
                                 Tampa, FL 33602
                                 (813) 209-0600
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

         If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13(d)-7(b) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP Number 570363101                 13D                     Page 2 of 6 Pages
--------------------------------------------------------------------------------

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Steven A. Van Dyck
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS                             PF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                             [  ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION           United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES      | 7. |   SOLE VOTING POWER
BENEFICIALLY OWNED BY |    |                           632,670 shares
EACH REPORTING PERSON |    |
WITH                  |    |
                      |----|----------------------------------------------------
                      | 8. |   SHARED VOTING POWER          0
                      |----|----------------------------------------------------
                      | 9. |   SOLE DISPOSITIVE POWER       632,670 shares
                      |----|----------------------------------------------------
                      | 10.|   SHARED DISPOSITIVE POWER     0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        632,670
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                              [  ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        5.38%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

CUSIP Number 570363101                                         Page 3 of 6 Pages
                                  Schedule 13D


Item 1.  Security and Issuer.

         (a)  Common Stock, per value $0.01 per share of Maritrans Inc.

         (b)  Maritrans Inc.
              Two Harbour Place
              302 Knights Run Ave., 12th Floor
              Tampa, FL  33602

Item 2.  Identity and Background.

         (a)  Name: Steven A. Van Dyck ("Filer")

         (b)  Residence or business address:

              Maritrans Inc.
              Two Harbour Place
              302 Knights Run Ave., 12th Floor
              Tampa, FL  33602

         (c)  Present principal occupation:

              Chairman and Chief Executive Officer of Maritrans Inc.

         (d)  Criminal proceedings:

              Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e)  Civil proceedings:

              During the last five years, Filer has not been party to a civil proceeding of a judicial or administrative body or competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP Number 570363101                                         Page 4 of 6 Pages



         (f)  Citizenship:

              The  Filer is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration

              The filer received the shares which increased his ownership to > 5% as part of the Maritrans Equity Compensation Plan.

Item 4.  Purpose of Transactions.

              The Filer was Chief Executive Officer and a director of the Issuer prior to the purchase of the Common Stock described in Item 5, and continues to serve in those capacities. The shares of Common Stock were purchased for investment purposes. The Filer may acquire addition securities of the Issuer or dispose of such securities in the future. Except as set forth above, the Filer has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) though (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) The Filer beneficially owns 632,670 shares of the Common Stock, including 291,125 shares underlying stock options, which constitute 5.38% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D). The 341,545 shares of outstanding Common Stock owned by the Filer constitutes 2.95% of the shares of classes of Common Stock actually outstanding.

         (b) The Filer has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the reported shares.

         (c)  There were no transactions in last 60 days.

CUSIP Number 570363101                                         Page 5 of 6 Pages



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              Not Applicable

Item 7.  Material to be Filed as Exhibits.

              None

CUSIP Number 570363101                                         Page 6 of 6 Pages



                                       SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                              February 14, 2001
                                                              -----------------
                                                                       (Date)



                                                   /s/ Steven A. Van Dyck
                                           ------------------------------------
                                           Chairmen and Chief Executive Officer